Merida Merger Corp. I

641 Lexington Avenue, 18th Floor

New York, NY 10022

November 1, 2019

VIA EDGAR

Ms. Erin Purnell

Mr. Eric Envall

Legal Branch Chief

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Merida Merger Corp. I
Registration Statement on Form S-1
File No. 333-234134

Ladies and Gentlemen:

Merida Merger Corp. I (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Monday, November 4, 2019, or as soon thereafter as practicable.

Very truly yours,

MERIDA MERGER CORP. I

By:	/s/ Peter Lee
Name: Peter Lee
Title: President